

August 1, 2017

Elliot Maza
Interim Chief Executive Officer
Immune Pharmaceuticals Inc.
550 Sylvan Avenue
Englewood Cliffs, NJ 07632

>   **Re: Immune Pharmaceuticals Inc.**
>   **Amendment No. 2 to**
>   **Registration Statement on Form S-1**
>   **Filed July 28, 2017**
>   **File No. 333-219094**

Dear Mr. Maza:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1.   We note the opinion of your counsel filed as Exhibit 5.1 states in paragraph 1 that the "Shares will be validly issued, fully paid and non-assessable." However, based on your disclosure on your prospectus cover page and on page 42, it appears that these shares are currently outstanding. Accordingly, please file a revised legality opinion stating that these securities "are" legally issued, fully paid and non-assessable. For guidance, please see Section II.B.2.h of Staff Legal Bulletin No. 19.

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Richard Friedman